July 11, 2005


Via Facsimile (212) 732-3232 and U.S. Mail

Andris J. Vizbaras, Esq.
Carter, Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005

RE:	Robomatix Technologies Ltd
      Schedule TO-T/13E-3/13D/A filed June 30, 2005
      Filed by WorldGroup Holdings, Ltd., et al.
      File No. 5-47706

Dear Mr. Vizbaras:

      We have the following comments on the above-referenced filing.

Offer to Purchase

	What are my appraisal rights?

1. We note your response to prior comment 8. With a view towards additional disclosure, please clarify if any options other than a tender offer would be available to complete the tender offer if you acquired less than 95% of the outstanding common stock. If so, please explain what those options are and whether appraisal rights would be available.

Special Factors

Background of Our Offer

2. We note your response to prior comment 14 and 23. The reports you discuss appear to be reports, opinions or appraisals within the meaning of Item 1015 of Regulation M-A. See Charles L. Ephraim (September 30, 1987) and In Re Myers Parking System, Inc., Exchange
Act Release No. 26069 (September 12, 1988). As such they should be described in the proxy statement, and filed as exhibits to the
Schedule 13E-3. In addition, your disclosure should be expanded to provide all of the disclosure about financial advisors required by
Item 1015(b). In that regard, it is unclear why you believe the Tadiran valuation is not materially related to the transaction when you indicate on page 17 that it "may be material to a holder of shares in determining whether to tender shares pursuant to the offer."

Position of the Bidder Group Regarding the Fairness of our Offer

3. We note your response to prior comment 19. Provide the requested disclosure for purchases occurring after October 2004 or, in the alternative, include a statement that there were no such purchases.

Certain Projections and Valuations Relating to Robomatix

4. We reissue prior comment 22. Your disclosure on page 17 indicates that you are disclosing the projections and valuations because an investor may find them material. If the projections and valuations are material then it appears material assumptions underlying the projections and valuations are also material. Please disclose or provide us additional information regarding harm to the company.

Certain Conditions of the Offer

5. We note that you may waive the condition regarding the lawsuit. Tell us when you plan to make that determination. Also, tell us whether you believe that this is a material condition, the waiver of which would be a material change to the offer such that the offer must be open for at least five days after the condition is waived.

Closing Information

Please amend the Schedule TO-T and Schedule 13E-3 promptly to comply with our comments. You should include a letter responding to each comment, noting the location of the change in the revised material.
If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. Please also note the location of any material changes made for reasons other than in response to our comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

Direct any questions to me at (202) 551-3345.

								Sincerely,

								Michael Pressman
								Special Counsel
								Office of Mergers &
Acquisitions
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Robomatix Technologies Ltd.
July 11, 2005




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE